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                               [Moai Letterhead]

                               December 6, 2000

BY EDGAR
--------

Securities and Exchange Commission
Division of Corporate Finance
Attention:  Mr. Robert T. Hall
            Ms. Letty Lynn
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

     Moai Technologies, Inc.
     Registration Statement on Form S-1, SEC File No. 333-34676
     ----------------------------------------------------------

Dear Mr. Hall and Ms. Lynn:

     On behalf of Moai Technologies, Inc. (the "Company"), this letter is filed pursuant to Rule 477 under the Securities Act of 1933, with respect to the Registration Statement on Form S-1, SEC File No. 333-34676, which was filed on April 13, 2000 (the "Registration Statement").

     In light of current market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

                                  Sincerely,

                                  Moai Technologies, Inc.



                                  By:  /s/ Philip Smith
                                     -----------------------------------
                                     Philip N. Smith, Vice President of
                                     Finance and Chief Financial Officer